SCHEDULE 13D-A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/12/2009


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER

1,674,889

8. SHARED VOTING POWER

648,961

9. SOLE DISPOSITIVE POWER

2,323,850
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,323,850

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

18.58%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________


This statement constitutes Amendment #4 to the schedule 13d filed December 12, 2008. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
Letter to Company Chairman


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on 9/30/2008 there were 12,505,000 shares of common stock outstanding as of September 30, 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos have the sole authority to vote 1,674,889 shares of TMI and share voting power on 648,961 shares.Bulldog Investors, Phillip Goldstein and Andrew Dakos have the sole authority to dispose of 2,323,850 shares.

c) During the past 60 days shares of TMI were purchased.
Buys
Date		Shares		Price
1/13/2009       7800	        7.4300


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to Chairman


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/23/09

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Exhibit 1:

Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-2150 // pgoldstein@bulldoginvestors.com

January 12, 2009

Theodore S. Green, Chairman & Co-CEO
Malcolm Bird, Co-CEO
TM Entertainment and Media, Inc.
307 East 87th Street
New York, NY 10128

Dear Messrs. Green and Bird:
We read with great interest your letter to shareholders in which you expressed confidence that you will be able to present to stockholders a proposal for a Business Combination that will generate long-term value for all stakeholders.

As you know, any transaction requires that the owners of less than 30% of the public shares not elect to convert them to cash. We control 22.6% of those shares and, as you know, we will not vote for a transaction if the stock price is below the per share value of the trust account. Therefore, the only way we can see you succeeding is to convince a target company to sell itself to TMI for such a low price that TMIs stock price rises above $7.91 before the vote. We doubt that will happen but perhaps you can find a company so desperate to get its hands on TMIs cash that it will sell itself at a severely distressed price.

On another point, you state: We believe an attempt to liquidate early as Bulldog requests would likely result in litigation from some stockholders and warrant holders who would claim that the premature liquidation was contrary to TMIs public disclosure. Has anyone actually told you he is considering suing TMI? Two lawyers have advised us that shareholders have a right to propose an early windup and that there is no basis for such a lawsuit. In any event, it is comforting to know that in the event someone brings a nuisance lawsuit you have agreed to indemnify TMI for its legal expenses.

By the way, you might consider buying TMI warrants. If you do succeed in getting a deal approved, their intrinsic value will be at least $2.41 by the end of October. We will sell you our warrants for less than half of that. If you are right and we are wrong, you will make a killing.

Good luck.
    							Very truly yours,

Phillip Goldstein
Kimball & Winthrop, Inc.
							General Partner